SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 5

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            Westmoreland Coal Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    960878106
                                 (CUSIP Number)

                               Jeffrey L. Gendell
   55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830 (203) 769-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 4, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106                 13D                    Page 2 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Tontine Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                517,314
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                517,314
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                517,314
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 3 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                517,314
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                517,314
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                517,314
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 4 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Capital Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                70,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                70,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                70,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 5 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Tontine Overseas Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                279,330
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                279,330
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                279,330
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 6 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                549,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                866,644
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                549,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                866,644
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,415,644
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                17.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 7 of 14 Pages

Item 1.     Security and Issuer.

          The Schedule 13D/A filed on January 24, 2001 (the "Schedule 13D/A"), relating to the common stock, par value $2.50 (the "Common Stock") of Westmoreland Coal Company (the "Company"), whose principal executive offices are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903, is hereby further amended and restated by this Amendment No. 5 to the Schedule 13D/A as follows.

Item 2.     Identity and Background.

     (a) This statement is filed by:
          (i) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TP;
        (iii) Tontine Capital Management, L.L.C., a Delaware limited liability company ("TC"), with respect to the shares of Common Stock directly owned by it;
         (iv) Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF; and
          (v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by him, TP, TC and TOF.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TP, TM, TC and TOA is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830. The business address of Mr. Gendell is
             55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
     (c) The principal business of TP is serving as a private investment limited partnership. The principal business of TM is serving as general partner to TP. The principal business of TC is serving as general partner to a private investment fund. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the managing member of TM, TC and TOA.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 960878106                 13D                    Page 8 of 14 Pages

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) TP is a limited partnership organized under the laws of the State of Delaware. Each of TM, TC and TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TP, TC, TOF and Mr. Gendell is approximately $11,154,844. Neither TM nor TOA directly owns any shares of Common Stock.

       The shares of Common Stock purchased by TP, TC and TOF were purchased with working capital and on margin. The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin. TP's and TOF's margin transactions are with Goldman Sachs & Company, on such firm's usual terms and conditions. TC's and Mr. Gendell's margin transactions are with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TP, TC, TOF and Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TC, TOF and Mr. Gendell, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 960878106                 13D                    Page 9 of 14 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 517,314
                         Percentage: 6.5%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 7,905,705 shares of Common Stock issued and outstanding as of November 11, 2003 as reflected in the Company's Form 10-Q for the period ending September 30, 2003.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 517,314
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 517,314
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

      B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 517,314
                         Percentage: 6.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 517,314
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 517,314
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

      C. Tontine Capital Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 70,000
                         Percentage: 0.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 70,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 70,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

CUSIP No. 960878106                 13D                   Page 10 of 14 Pages

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 279,330
                         Percentage: 3.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 279,330
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 279,330
              (c) TOA did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TOF, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
              (e) Not applicable.

      E. Jeffrey L. Gendell
             (a) Aggregate number of shares beneficially owned: 1,415,644
                        Percentage: 17.9%
             (b) 1. Sole power to vote or direct vote: 549,000
                 2. Shared power to vote or direct vote: 866,644
                 3. Sole power to dispose or direct the disposition: 549,000
                 4. Shared power to dispose or direct the disposition: 866,644
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, TC and TOF, which were all in the open market, are set forth in Schedule A, Schedule B and Schedule C, respectively, and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 960878106                 13D                   Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 8, 2003

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Capital Management, L.L.C. and
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P., and
                                    as managing member of
                                    Tontine Overseas Associates, L.L.C.

CUSIP No. 960878106                 13D                   Page 12 of 14 Pages

                                   Schedule A

                             Tontine Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
11/05/03                            1,200                  $14.58
12/04/03                           57,000                  $13.85
12/04/03                            6,900                  $13.63

CUSIP No. 960878106                 13D                   Page 13 of 14 Pages

                                   Schedule B

                       Tontine Capital Management, L.L.C.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/04/03                           70,000                  $13.85

CUSIP No. 960878106                 13D                   Page 14 of 14 Pages

                                   Schedule C

                           Tontine Overseas Fund, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
10/29/03                           32,500                  $14.34
10/29/03                            9,900                  $14.42
10/30/03                           45,000                  $14.97
11/05/03                              800                  $14.58
12/04/03                           38,200                  $13.85
12/04/03                            4,600                  $13.63